June 24, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dana Brown

Re:	Tesla Motors, Inc.

Registration Statement on Form S-1

Filed January 29, 2010

Registration No. 333-164593

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 15, 2010 and the date hereof 10,520 copies of the Preliminary Prospectus dated June 15, 2010 were distributed as follows: 8,284 to 4 prospective underwriters; 2,135 to 2,135 institutional investors; 86 to 2 prospective dealers; 8 to 8 individuals and 7 to 4 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:05 p.m. Washington, D.C. time on June 28, 2010 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. INCORPORATED
J.P. MORGAN SECURITIES INC.
DEUTSCHE BANK SECURITIES INC.
As representatives of the
Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)